


05006288

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

Date: 2005/3/3

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed. We would be grateful if you could check on the enclosed and keep it in your file. Thank you.

*Financial Results for FY2004 3Q
*Summary of Consolidated Financial Results for FY2004 3Q
*News Releases
- -Power & Water Project in Abu Dhabi
- -Repair Work on the Port of Dumai
- -Railroad Projects for Iran
- -TRA
- -South Korea's First Commercial Wind Power Generation Project

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

Financial Results for the 3rd Quarter and I

(Unit: billions of yen)

Operating Results	1st-3rd Quarter FY2003 results	3rd Quarter	1st-3rd Quarter FY2004 results	3rd Quarter	1st-3rd Quarter FY03/04 variance	3rd Quarter	FY2004 Yearly prospects	Progress
Total volume of trading transactions (*1)	5,581.6	1,756.2	5,716.9	1,974.1	135.3	217.9	7,600.0	75%
Gross trading profit	298.7	100.1	311.6	100.2	12.9	0.1	435.0	72%
Selling, general and administrative expenses	-243.4	-82.3	-251.5	-82.2	-8.2	0.2	-342.0	74%
Provision for doubtful accounts	3.0	1.5	-3.3	-0.8	-6.2	-2.3	-8.0	41%
Operating profit (*1)	58.3	19.3	56.8	17.3	-1.5	-2.1	85.0	67%
Interest expense, net of interest income	-16.6	-5.7	-17.0	-4.4	-0.5	1.3	-28.0	61%
Dividends	5.1	0.7	5.8	0.9	0.7	0.2	6.0	97%
Gain (loss) on investment securities	5.2	3.4	10.8	2.0	5.6	-1.4		
Gain (loss) on property and equipment	1.0	1.6	-5.5	-2.8	-6.5	-4.4	-12.0	40%
Other-net	-9.9	-5.5	-10.2	-3.6	-0.3	1.9		
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	43.2	13.7	40.8	9.3	-2.4	-4.4	51.0	80%
Provision (benefit) for income taxes	-22.8	-7.2	-26.4	-8.2	-3.7	-0.9	-27.0	98%
Minority interests in consolidated subsidiaries (*2)	-2.2	-1.1	-0.8	0.8	1.4	1.9	-3.0	26%
Equity in earnings (losses) of affiliated companies	11.4	4.5	21.2	8.7	9.8	4.2	16.0	132%
Net income (loss)	29.6	9.9	34.7	10.6	5.1	0.7	37.0	94%

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to accounting principles generally accepted in Japan.

(*2) In the 3rd Quarter FY2003, Minority interests in consolidated subsidiaries was included in Income before income taxes and equity in earnings, however certain reclassifications have been made to conform to the presentation for the 3rd Quarter FY2004.

	1st-3rd Quarter FY2003 results	3rd Quarter	1st-3rd Quarter FY2004 results	3rd Quarter	1st-3rd Quarter FY03/04 variance	3rd Quarter
Revenue (*3)	2,028.2	670.3	2,265.3	729.5	237.1	59.2

(*3) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19

	1st-3rd Quarter FY2003 results	3rd Quarter	1st-3rd Quarter FY2004 results	3rd Quarter	1st-3rd Quarter FY03/04 variance	3rd Quarter	FY2004 Yearly prospects	Progress
Adjusted operating profit (*4)	55.3	17.8	61.5	18.0	6.2	0.2	93.0	66%
Core earnings (*5)	73.1	23.0	88.5	27.6	15.4	4.6	115.0	77%

(*4) Adjusted operating profit= Gross trading profit - SGA expenses (excluding restructuring costs)

(*5) Core earnings= Operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

Financial Condition	March 31 2004	December 31, 2004	Variance	Mar.31 2005 Prospects
Total assets	4,254.2	4,219.4	-34.8	4,100.0
(Current assets)	(2,080.0)	(2,004.7)	(- 75.2)	-
(Fixed assets)	(2,174.2)	(2,214.7)	(40.4)	-
Shareholders' equity	393.0	444.8	51.9	425.0
Interest-bearing debt	2,454.8	2,289.9	-164.9	-
Net interest-bearing debt	1,969.3	1,969.3	-0.1	2,000.0
D/E ratio (*6)	5.01times	4.43times	- 0.58points	aprx. 4.7 times

(*6) D/E ratio is calculated based on net interest-bearing debt.

Increase/Decrease of Consolidated Companies Surplus/Deficit	Dec. 31 2003	December 31, 2004	Variance
No. of profit making companies	384	400	16
No. of loss making companies	131	123	-8
Total	515	523	8
No. of profit making companies ratio	74.6%	76.5%	1.9points

	1st-3rd Quarter FY2003 results	1st-3rd Quarter FY2004 Results	Variance
Surplus amount	50.0	67.8	17.8
Deficit amount	-30.0	-32.8	-2.8
Total	20.0	35.0	15.0

January 31, 2005

ᑊrospects for FY2004 (US GAAP Basis)

Marubeni Corporation

Outline of Financial Results for the 3rd Quarter FY2004

Highlights of the 3rd Quarter FY2004 Financial Results

- **Net income for the 1st -3rd Quarter FY2004 was 34.7 billion yen, 5.1 billion yen above the level of the same period of the previous year, the highest record since the disclosure of quarterly results.**
- **Adjusted operating profit was 61.5 billion yen, an increase by 6.2 billion yen(11%) compared to the same period of the previous year. Core earnings was 88.5 billion yen, a rise by 15.4 billion yen(21%) from the same period last year, both leading to a steady growth in our earning power.**
- **Shareholders' equity increased by 51.9 billion yen compared with the FY2003 year-end to 444.8 billion yen, due to such factors as the increase in net income for this period, and improvement in net unrealized gains (losses) on investment securities.**
- **Net interest-bearing debt was 1,969.3 billion yen, achieving the FY2005 year-end target of 2,000 billion yen or less, as stated in the "V" Plan, following the FY2003 year-end. D/E ratio was 4.43 times, representing an improvement by 0.58 points.**

Main Items

1) Total volume of trading transactions ･･･5,716.9 billion yen

Total volume of trading transactions rose by 135.3 billion yen compared to the same period of the previous year. The impact of the appreciation of the yen resulted in a decrease by approximately 130 billion yen.
Comparison by segment with the same period of the previous year's results:

〔Unit: billion yen〕

Segment	Change	Reason
Agri-Marine Products	+115.0	Due to mergers of subsidiaries, and the consolidation of the new subsidiaries in feed grain and distribution.
Metals & Mineral Resources	+101.3	Due to rise in price of coal, steel making raw materials, and non-ferrous metals.
Chemicals	+83.4	Due to rise in price of petrochemicals.
Energy	-161.1	Due to the reduction of petroleum related transactions.
Plant & Ship	-83.5	Due to decline of energy/ petrochemical plant and ship related transactions.

2) Gross trading profit ･･･ 311.6 billion yen

Gross trading profit rose by 12.9 billion yen from the same period last year.
Comparison by segment with the same period of the previous year's results:

〔Unit: billion yen〕

Segment	Change	Reason
Agri-Marine Products	+9.9	Due to mergers of subsidiaries, and the consolidation of the new subsidiaries in feed grain and distribution.
Energy	+6.1	Due to the improvement of profitability in petroleum related transactions and the additional profit from the rights in natural resources fields.
Forest Products & General Merchandise	+3.6	Due to the strong performance of the paper related affiliated companies, improvement of profitability of woodchip businesses, and the increase in plywood transactions.
Utility & Infrastructure	+3.5	Due to the consolidation of the new subsidiaries (Sithe related).
Overseas Corporate Subsidiaries & Branches	-2.1	Due to the effects of fluctuations in exchange rate.

3) Selling,general and administrative expenses･･･-251.5billion yen

Selling, general and administrative expenses rose by 8.2 billion yen compared to the same period of the previous year. Mainly due to the effects of newly included subsidiaries (-5.1 billion yen) and loss from transfer of the substitutional portion of Japanese Welfare Pension Fund (-1.5 billion yen).

4) Provision for doubtful accounts ･･･ -3.3 billion yen

Provision for doubtful accounts deteriorated by 6.2 billion yen compared to the same period of the previous year, due to large-scale reversal of this term, which was booked in the previous year.

5) Interest expense, net of interest income ･･･ -17.0 billion yen

Interest expense, net of interest income deteriorated by 0.5 billion yen. Excluding the effects due to the consolidation of the new subsidiaries related to Sithe (-2.3 billion yen), there is actual improvement.

6) Gain (Loss) on investment securities ･･･ 10.8 billion yen

A breakdown of the Gain (Loss) on investment securities is as below.

- Gain (Loss) on sales of investment securities 14.8 billion yen (+1.5 billion yen compared to the same period of previous year)
- Devaluation loss on investment securities -4.0 billion yen (+4.2 billion yen compared to the same period of previous year)

This item improved by 5.6 billion yen compared to the same period of the previous year, due to the increases in capital gain from sales of stock (a part of IPP, Vodafone) and the clearance of devaluation loss on Sithe Energies' stock, which was booked in the previous year.

7) Gain (Loss) on property and equipment ･･･ -5.5 billion yen

A breakdown of the Gain (Loss) on property and equipment is as below.

- Gain on sale of property and equipment 1.6 billion yen (-1.2 billion yen compared to the same period of previous year)
- Loss on sale/Devaluation loss of property and equipment -7.0 billion yen (-5.3 billion yen compared to same period of previous year)

This item deteriorated by 6.5 billion yen year on year, owing to such factors as the devaluation loss on factories at subsidiaries and the devaluation loss on real estate holdings of the Parent.

8) Other-net ･･･ -10.2 billion yen

Other-net deteriorated by 0.3 billion yen compared to the same period of the previous year, owing mainly to such factors as restructuring losses at subsidiaries.

9) Equity in earnings (losses) of affiliated companies･･21.2 billion yen

Equity in earnings (losses) of affiliated companies improved by 9.8 billion yen compared to the same period of the previous year.
A breakdown of this item for this term's increase/decrease is as below.

Company	Amount	(Compared to same period of previous year)
Marubeni-Itochu Steel Inc.	8.2 billion yen	(+5.9 billion yen)
P.T. Chandra Asri	3.0 billion yen	(+6.5 billion yen)
Uni-Mar Enerji Yatirimlari	2.7 billion yen	(-0.1 billion yen)
Thai Cold Rolled Steel	1.3 billion yen	(-0.1 billion yen)
Daishowa-Marubeni	0.2 billion yen	(-1.3 billion yen)
Sumatra Pulp	-0.3 billion yen	(+0.2 billion yen)
P.T. TEL	-0.6 billion yen	(+0.5 billion yen)

Financial Prospects for FY2004

Prospect of the consolidated financial results for FY2004 is unchanged from that in the announcement on May 10, 2004.

Major Financial Indicators and Financial Yearly Prospects

Major Financial Indicators

		3Q FY03	3Q FY04	Variance
1)	Foreign Exchange Rate (YEN/USD)	115.01	108.56	(Yen up by 6.45 yen)
2)	Short-term Prime Rate (Japan) (%)	1.375	1.375	
	Long-term Prime Rate (Japan) (%)	1.559	1.727	(0.168% up)

Financial Yearly Prospects

		Prospects for FY2004
1)	Foreign Exchange Rate (YEN/USD)	approx. 110 yen
2)	Short-term Prime Rate (Japan) (%)	1.375
	Long-term Prime Rate (Japan) (%)	1.700

Summary of Consolidated Financial Results

for the 3rd Quarter FY2004

(April 1, 2004 - December 31, 2004)

**This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.


Marubeni
CORPORATION

(TSE Code: 8002)

Summary of Consolidated Financial Statements for the 3rd Quarter FY2004 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo.
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Adoption of US GAAP : YES

1. Items regarding preparation for the summary of the Quarterly Results

1) Adoption of simplified accounting procedures: None
2) Changes in accounting policies from the latest consolidated fiscal year: None
3) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method: Yes
Subsidiaries (Newly included) 29 (Excluded) 13 Affiliated companies (Newly included) 14 (Excluded) 9

The number of subsidiaries and affiliated companies by equity method

	December 31, 2004	March 31,2004
Subsidiaries	364	348
Affiliated companies	159	154

2. Consolidated financial results for 1st - 3rd Quarter FY2004 (April 1, 2004 - December 31, 2004)

(1)Business results (Consolidated)

	Total volume of trading transactions		Net operating profit		Income before income taxes & equity in earnings		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st - 3rd Quarter FY2004	5,716,863	2.4	56,791	-2.6	40,806	-5.5	34,739	17.4
1st - 3rd Quarter FY2003	5,581,561	-10.3	58,308	5.8	43,203	7.9	29,601	14.1
(Ref.) FY2003	7,905,640		78,624		58,900		34,565	

	Earnings per Share	Diluted EPS
	(yen)	(yen)
1st - 3rd Quarter FY2004	23.26	18.78
1st - 3rd Quarter FY2003	19.82	18.30
(Ref.) FY2003	22.85	20.16

(Note) [1] The results of the 3rd quarter are not audited by independent auditors.

[2] Average number of outstanding shares for the term (Consolidated basis)
1st - 3rd Quarter FY2004 (Common Stock) 1,493,244,989 Class I preferred shares 75,500,000
1st - 3rd Quarter FY2003 (Common Stock) 1,493,237,213 Class I preferred shares 3,300,546
FY2003 (Common Stock) 1,493,219,051 Class I preferred shares 22,072,404

[3] The ratio of Total volume of trading transactions, Net operating profit, Income before income taxes and equity in earnings, and Net income represents the changes from the previous same period.

[4] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.

[5] The results for the 3rd Quarter FY2003 is partly restated in order to be matched with the results for the 3rd Quarter FY2004.

<Qualitative information concerning the progress of business results>

Total volume of trading transactions for the 1st - 3rd quarter FY2004 increased by 2.4 % from the same period of the previous year, to 5,716.9 billion yen, mainly in Agri-Marine products, Metals & Mineral resources, notwithstanding the decrease in Energy, Plant & Ship, etc.
Operating profit decreased by 2.6% compared to the same period of the previous year, to 56.8 billion yen, due to an increase in SG&A expenses and Provision for doubtful accounts, notwithstanding an increase in Gross trading profit in Agri-Marine products and Energy.
Income before income taxes and equity in earnings (losses) decreased by 5.5% from the same period of the previous year, to 40.8 billion yen, due to decrease in Net operating profit and decline of gains from fixed assets.
Net income increased by 17.4% compared to the same period of the previous year, to 34.7 billion yen.

(2) Financial conditions (Consolidated)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
December 31, 2004	4,219,403	444,843	10.5	247.40
March 31, 2004	4,254,194	392,982	9.2	212.36

<Qualitative information concerning the change of financial conditions (consolidated)>

Total assets was 4,219.4 billion yen, decreasing by 34.8 billion yen, or 0.8% from the end of March 2004, mainly due to decrease in cash and cash equivalents. Net interest bearing debt decreased by 0.1 billion yen, to 1,969.3 billion yen.
Shareholders' equity increased by 51.9 billion yen, or 13.2 % compared to the same period of the previous year, to 444.8 billion yen, mainly due to increase in Net income.

(Reference) **Forecast of consolidated financial results for FY2004 (April 1, 2004 - March 31, 2005)**

Prospect of consolidated financial results for FY2004 is unchanged from that in the announcement on May 10, 2004.

Marubeni Corporation

Consolidated Statements of Income

(Nine Months Ended December 31, 2004 and 2003)

	Millions of yen			
	Nine months ended December 31			
	2004	2003	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **2,148,235**	¥ 1,919,361	¥ 228,874	11.9 %
Commissions on services and trading margins	**117,037**	108,851	8,186	7.5 %
Total	**2,265,272**	2,028,212	237,060	11.7 %
Cost of revenues from trading and other activities	**- 1,953,705**	- 1,729,537	- 224,168	13.0 %
Gross trading profit	**311,567**	298,675	12,892	4.3 %
Expenses and other:				
Selling, general and administrative expenses	**- 250,070**	- 243,355	- 6,715	2.8 %
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**- 1,453**	-	- 1,453	-
Provision for doubtful accounts	**- 3,253**	2,988	- 6,241	-
Interest income	**15,164**	15,890	- 726	- 4.6 %
Interest expense	**- 32,172**	- 32,443	271	- 0.8 %
Dividends received	**5,836**	5,091	745	14.6 %
Impairment loss on investment securities	**- 4,020**	- 8,193	4,173	- 50.9 %
Gain (loss) on sales of investment securities	**14,846**	13,383	1,463	10.9 %
Gain (loss) on property and equipment	**- 5,467**	1,031	- 6,498	-
Other – net	**- 10,172**	- 9,864	- 308	3.1 %
Total	**- 270,761**	- 255,472	- 15,289	6.0 %
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**40,806**	43,203	- 2,397	- 5.5 %
Provision for income taxes	**- 26,443**	- 22,785	- 3,658	16.1 %
Income (loss) before equity in earnings (losses) of affiliated companies	**14,363**	20,418	- 6,055	- 29.7 %
Minority interests in consolidated subsidiaries	**- 779**	- 2,197	1,418	- 64.5 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**21,155**	11,380	9,775	85.9 %
Net income (loss)	¥ **34,739**	¥ 29,601	¥ 5,138	17.4 %
Basic earnings per share *(yen)*	¥ **23.26**	¥ 19.82	¥ 3.44	17.4 %
Diluted earnings per share *(yen)*	**18.78**	18.30	0.48	2.6 %
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 5,716,863**	¥ 5,581,561	¥ 135,302	2.4 %
Operating profit (Based on Japanese accounting practice)	**56,791**	58,308	- 1,517	- 2.6 %

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 3) Items in the financial statements are presented in accordance with US accounting customs and practice. Minority interests in consolidated subsidiaries, which was formerly included in Other-net, has been independently presented below Equity in earnings of affiliated companies-net (after income tax effects) since FY2003. Certain reclassifications have been made in the financial statements for the 1st -3rd Quarter FY2003 in order to conform to the presentation for the 1st-3rd Quarter FY2004 financial statements.

(Note 4) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of 14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

Marubeni Corporation

Consolidated Statements of Income

(Three Months Ended December 31, 2004 and 2003)

	Millions of yen			
	***Three months ended* December 31**			
	2004	2003	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **688,488**	¥ 633,874	¥ 54,614	8.6 %
Commissions on services and trading margins	**41,026**	36,414	4,612	12.7 %
Total	**729,514**	670,288	59,226	8.8 %
Cost of revenues from trading and other activities	**- 629,306**	- 570,163	- 59,143	10.4 %
Gross trading profit	**100,208**	100,125	83	0.1 %
Expenses and other:				
Selling, general and administrative expenses	**- 82,161**	- 82,314	153	- 0.2 %
Provision for doubtful accounts	**- 782**	1,538	- 2,320	-
Interest income	**5,977**	4,887	1,090	22.3 %
Interest expense	**- 10,421**	- 10,600	179	-1.7 %
Dividends received	**919**	712	207	29.1 %
Impairment loss on investment securities	**- 1,375**	- 285	- 1,090	382.5 %
Gain (loss) on sales of investment securities	**3,381**	3,658	- 277	- 7.6 %
Gain (loss) on property and equipment	**- 2,800**	1,561	- 4,361	-
Other – net	**- 3,643**	- 5,538	1,895	- 34.2 %
Total	**- 90,905**	- 86,381	- 4,524	5.2 %
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**9,303**	13,744	- 4,441	- 32.3 %
Provision for income taxes	**- 8,150**	- 7,221	- 929	12.9 %
Income (loss) before equity in earnings (losses) of affiliated companies	**1,153**	6,523	- 5,370	- 82.3 %
Minority interests in consolidated subsidiaries	**759**	- 1,115	1,874	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**8,668**	4,490	4,178	93.1 %
Net income (loss)	¥ **10,580**	¥ 9,898	¥ 682	6.9 %
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 1,974,145**	¥ 1,756,204	¥ 217,941	12.4 %
Operating profit (Based on Japanese accounting practice)	**17,265**	19,349	- 2,084	- 10.8 %

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 3) Items in the financial statements are presented in accordance with US accounting customs and practice. Minority interests in consolidated subsidiaries, which was formerly included in Other-net, has been independently presented below Equity in earnings of affiliated companies-net (after income tax effects) since FY2003. Certain reclassifications have been made in the financial statements for the 3rd Quarter FY2003 in order to conform to the presentation for the 3rd Quarter FY2004 financial statements.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	December 2004	March 2004	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	¥ 320,675	¥ 485,484	¥ - 164,809
Investment securities	8,199	9,445	- 1,246
Notes and accounts receivable - trade: (less provision for doubtful accounts)	1,028,391	942,214	86,177
Inventories	389,715	398,617	- 8,902
Other current assets	257,763	244,204	13,559
Total current assets	2,004,743	2,079,964	- 75,221
Investments and long-term receivables:			
Investments	1,153,880	1,079,686	74,194
Long-term receivables (less provision for doubtful accounts)	195,016	206,184	- 11,168
Total investments and long-term receivables	1,348,896	1,285,870	63,026
Net property and equipment, at cost	534,903	499,514	35,389
Other assets	330,861	388,846	- 57,985
Total assets	¥ 4,219,403	4,254,194	¥ - 34,791

Marubeni Corporation

Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	December 2004	March 2004	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	**¥ 617,000**	¥ 803,551	**¥ - 186,551**
Notes and accounts payable-trade	**896,500**	878,081	**18,419**
Other current liabilities	**344,597**	283,186	**61,411**
Total current liabilities	**1,858,097**	1,964,818	**- 106,721**
Long-term debt, less current portion	**1,847,556**	1,822,473	**25,083**
Other liabilities	**29,293**	32,322	**- 3,029**
Minority interests in consolidated subsidiaries	**39,614**	41,599	**- 1,985**
Shareholders' equity:			
Common stock	**231,789**	231,789	**-**
Additional paid-in capital	**125,436**	125,430	**6**
Retained earnings	**124,687**	94,870	**29,817**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**48,710**	34,927	**13,783**
Currency translation adjustments, net of reclassification, others	**- 85,653**	- 93,952	**8,299**
Accumulated other comprehensive loss - total	**- 36,943**	- 59,025	**22,082**
Treasury stock	**- 126**	- 82	**- 44**
Total shareholders' equity	**444,843**	392,982	**51,861**
Total liabilities and shareholders' equity	**¥ 4,219,403**	¥ 4,254,194	**¥ - 34,791**

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP.

(Note 3) Comprehensive income for the 1st-3rd Quarter FY2004 is 56,821 million yen.

(Note 4) As a result of the adoption of EITF 04-2, mining rights which was formerly included in Intangible fixed assets (shown in Other assets) has been reclassified to Net property and equipment from September 30, 2004. Accordingly, the figures for March 31, 2004 have been rearranged.

◆ 1st – 3rd Quarter FY2004 (April 1, 2004-December 31, 2004)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 734,070	¥ 266,406	¥ 591,657	¥ 494,602	¥ 1,315,237
Gross trading profit	¥ 54,860	¥ 17,997	¥ 33,964	¥ 20,847	¥ 30,076
Operating profit (loss)	¥ 8,473	¥ 3,026	¥ 10,058	¥ 5,027	¥ 16,414
Segment net income (loss)	¥ 2,691	¥ 1,287	¥ 6,715	¥ 4,685	¥ 10,109
Segment assets (as of December 31, 2004)	¥ 420,342	¥ 127,552	¥ 332,380	¥ 189,894	¥ 399,012

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 457,352	¥ 522,126	¥ 198,562	¥ 293,829	¥ 129,894
Gross trading profit	¥ 11,611	¥ 41,212	¥ 14,998	¥ 9,520	¥ 17,140
Operating profit (loss)	¥ 5,493	¥ 7,351	¥ 2,943	¥ 1,365	¥ 4,835
Segment net income (loss)	¥ 7,079	¥ 15	¥ 5,476	¥ 3,476	¥ - 8,514
Segment assets (as of December 31, 2004)	¥ 201,875	¥ 299,484	¥ 414,811	¥ 366,864	¥ 326,369

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 15,928	¥ 126,601	¥ 104,101	¥ 840,498	¥ - 374,000	¥ 5,716,863
Gross trading profit	¥ 4,431	¥ 17,271	¥ 3,276	¥ 54,956	¥ - 20,592	¥ 311,567
Operating profit (loss)	¥ - 593	¥ - 3,304	¥ 704	¥ 9,360	¥ - 14,361	¥ 56,791
Segment net income (loss)	¥ 3,311	¥ - 6,358	¥ - 37	¥ 4,985	¥ - 181	¥ 34,739
Segment assets (as of December 31, 2004)	¥ 125,898	¥ 141,031	¥ 60,433	¥ 422,750	¥ 390,708	¥ 4,219,403

◆ 1st – 3rd Quarter FY2003 (April 1, 2003-December 31, 2003)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 619,076	¥ 259,453	¥ 572,679	¥ 411,157	¥ 1,476,317
Gross trading profit	¥ 45,001	¥ 17,606	¥ 30,325	¥ 19,077	¥ 24,024
Operating profit (loss)	¥ 7,934	¥ 3,305	¥ 7,343	¥ 3,779	¥ 9,907
Segment net income (loss)	¥ 5,465	¥ 1,466	¥ 4,700	¥ 3,379	¥ 6,517
Segment assets (as of March 31, 2004)	¥ 417,735	¥ 127,045	¥ 315,720	¥ 147,118	¥ 319,584

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 356,069	¥ 501,736	¥ 182,098	¥ 377,351	¥ 108,944
Gross trading profit	¥ 9,282	¥ 41,595	¥ 11,519	¥ 6,848	¥ 17,469
Operating profit (loss)	¥ 3,819	¥ 5,054	¥ 225	¥ 1,514	¥ 3,444
Segment net income (loss)	¥ 4,536	¥ 692	¥ 5,547	¥ - 3,411	¥ - 690
Segment assets (as of March 31, 2004)	¥ 180,257	¥ 306,718	¥ 409,193	¥ 343,070	¥ 330,506

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 13,976	¥ 120,885	¥ 110,910	¥ 797,671	¥ - 326,761	¥ 5,581,561
Gross trading profit	¥ 3,716	¥ 14,923	¥ 3,505	¥ 57,090	¥ - 3,305	¥ 298,675
Operating profit (loss)	¥ - 977	¥ - 5,887	¥ 499	¥ 9,345	¥ 9,004	¥ 58,308
Segment net income (loss)	¥ 1,776	¥ - 6,976	¥ 315	¥ 6,119	¥ 166	¥ 29,601
Segment assets (as of March 31, 2004)	¥ 144,432	¥ 144,195	¥ 60,625	¥ 439,013	¥ 568,983	¥ 4,254,194

◆ Variance

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 114,994	¥ 6,953	¥ 18,978	¥ 83,445	¥ - 161,080
Gross trading profit	¥ 9,859	¥ 391	¥ 3,639	¥ 1,770	¥ 6,052
Operating profit (loss)	¥ 539	¥ - 279	¥ 2,715	¥ 1,248	¥ 6,507
Segment net income (loss)	¥ - 2,774	¥ - 179	¥ 2,015	¥ 1,306	¥ 3,592
Segment assets	¥ 2,607	¥ 507	¥ 16,660	¥ 42,776	¥ 79,428

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 101,283	¥ 20,390	¥ 16,464	¥ - 83,522	¥ 20,950
Gross trading profit	¥ 2,329	¥ - 383	¥ 3,479	¥ 2,672	¥ - 329
Operating profit (loss)	¥ 1,674	¥ 2,297	¥ 2,718	¥ -149	¥ 1,391
Segment net income (loss)	¥ 2,543	¥ - 677	¥ - 71	¥ 6,887	¥ - 7,824
Segment assets	¥ 21,618	¥ - 7,234	¥ 5,618	¥ 23,794	¥ - 4,137

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 1,952	¥ 5,716	¥ - 6,809	¥ 42,827	¥ - 47,239	¥ 135,302
Gross trading profit	¥ 715	¥ 2,348	¥ - 229	¥ - 2,134	¥ - 17,287	¥ 12,892
Operating profit (loss)	¥ 384	¥ 2,583	¥ 205	¥ 15	¥ - 23,365	¥ - 1,517
Segment net income (loss)	¥ 1,535	¥ 618	¥ - 352	¥ - 1,134	¥ - 347	¥ 5,138
Segment assets	¥ - 18,534	¥ - 3,164	¥ - 192	¥ - 16,263	¥ - 178,275	¥ - 34,791

(Note 1) The above operating segment information is not audited by independent public accountants.
(Note 2) The profit and loss by segment are booked in accordance with the accounting principles generally accepted in Japan.
The differences in accounting principles generally accepted in Japan and those in the United States of America are included in ***Corporate and elimination***.
For Japanese investors' convenience, the consolidated total volume of trading transactions and operating profit (loss) are shown according to Japanese accounting practice.
(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Segment Information (3rd Quarter)

◆*3rd Quarter FY2004 (October 1, 2004-December 31, 2004)*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 250,526	¥ 92,080	¥ 197,078	¥ 177,050	¥ 501,842
Gross trading profit	¥ 18,578	¥ 5,732	¥ 11,465	¥ 6,339	¥ 10,197
Operating profit (loss)	¥ 3,266	¥ 679	¥ 3,475	¥ 1,280	¥ 5,935
Segment net income (loss)	¥ 1,320	¥ 297	¥ 2,523	¥ 1,233	¥ 2,896
Segment assets (as of December 31, 2004)	¥ 420,342	¥ 127,552	¥ 332,380	¥ 189,894	¥ 399,012

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 156,640	¥ 153,472	¥ 70,788	¥ 91,571	¥ 71,506
Gross trading profit	¥ 4,253	¥ 13,296	¥ 4,915	¥ 3,587	¥ 6,320
Operating profit (loss)	¥ 2,192	¥ 3,364	¥ 516	¥ 2,069	¥ 2,348
Segment net income (loss)	¥ 2,939	¥ 1,100	¥ 1,007	¥ 2,770	¥ - 5,776
Segment assets (as of December 31, 2004)	¥ 201,875	¥ 299,484	¥ 414,811	¥ 366,864	¥ 326,369

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 5,372	¥ 42,020	¥ 36,365	¥ 260,867	¥ - 133,032	¥ 1,974,145
Gross trading profit	¥ 1,424	¥ 5,697	¥ 1,286	¥ 16,256	¥ - 9,137	¥ 100,208
Operating profit (loss)	¥ -259	¥ -1,061	¥ 390	¥ 828	¥ - 7,757	¥ 17,265
Segment net income (loss)	¥ 1,714	¥ -3,366	¥ 258	¥ 288	¥ 1,377	¥ 10,580
Segment assets (as of December 31, 2004)	¥ 125,898	¥ 141,031	¥ 60,433	¥ 422,750	¥ 390,708	¥ 4,219,403

◆*3rd Quarter FY2003 (October 1, 2003-December 31, 2003)*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 237,855	¥ 87,403	¥ 191,087	¥ 132,438	¥ 467,410
Gross trading profit	¥ 19,141	¥ 5,689	¥ 11,204	¥ 5,331	¥ 8,440
Operating profit (loss)	¥ 3,793	¥ 891	¥ 3,704	¥ 279	¥ 3,867
Segment net income (loss)	¥ 1,895	¥ 269	¥ 1,612	¥ 309	¥ 1,912
Segment assets (as of March 31, 2004)	¥ 417,735	¥ 127,045	¥ 315,720	¥ 147,118	¥ 319,584

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 113,080	¥ 157,782	¥ 47,642	¥ 93,523	¥ 41,285
Gross trading profit	¥ 3,198	¥ 12,513	¥ 5,088	¥ 1,557	¥ 6,509
Operating profit (loss)	¥ 1,707	¥ 1,279	¥ 1,077	¥ -116	¥ 1,789
Segment net income (loss)	¥ 2,234	¥ -648	¥ 2,379	¥ -366	¥ 1,438
Segment assets (as of March 31, 2004)	¥ 180,257	¥ 306,718	¥ 409,193	¥ 343,070	¥ 330,506

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 4,703	¥ 39,640	¥ 35,562	¥ 221,784	¥ - 114,990	¥ 1,756,204
Gross trading profit	¥ 1,238	¥ 4,220	¥ 1,399	¥ 15,949	¥ - 1,351	¥ 100,125
Operating profit (loss)	¥ -290	¥ -2,600	¥ 374	¥ 508	¥ 3,087	¥ 19,349
Segment net income (loss)	¥ 437	¥ -2,308	¥ 149	¥ 199	¥ 387	¥ 9,898
Segment assets (as of March 31, 2004)	¥ 144,432	¥ 144,195	¥ 60,625	¥ 439,013	¥ 568,983	¥ 4,254,194

◆ *Variance*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 12,671	¥ 4,677	¥ 5,991	¥ 44,612	¥ 34,432
Gross trading profit	¥ -563	¥ 43	¥ 261	¥ 1,008	¥ 1,757
Operating profit (loss)	¥ - 527	¥ - 212	¥ -229	¥ 1,001	¥ 2,068
Segment net income (loss)	¥ - 575	¥ 28	¥ 911	¥ 924	¥ 984
Segment assets	¥ 2,607	¥ 507	¥ 16,660	¥ 42,776	¥ 79,428

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 43,560	¥ -4,310	¥ 23,146	¥ - 1,952	¥ 30,221
Gross trading profit	¥ 1,055	¥ 783	¥ -173	¥ 2,030	¥ - 189
Operating profit (loss)	¥ 485	¥ 2,085	¥ -561	¥ 2,185	¥ 559
Segment net income (loss)	¥ 705	¥ 1,748	¥ -1,372	¥ 3,136	¥ -7,214
Segment assets	¥ 21,618	¥ -7,234	¥ 5,618	¥ 23,794	¥ -4,137

	Finance &Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 669	¥ 2,380	¥ 803	¥ 39,083	¥ - 18,042	¥ 217,941
Gross trading profit	¥ 186	¥ 1,477	¥ -113	¥ 307	¥ - 7,786	¥ 83
Operating profit (loss)	¥ 31	¥ 1,539	¥ 16	¥ 320	¥ - 10,844	¥ -2,084
Segment net income (loss)	¥ 1,277	¥ - 1,058	¥ 109	¥ 89	¥ 990	¥ 682
Segment assets	¥ - 18,534	¥ - 3,164	¥ -192	¥ - 16,263	¥ - 178,275	¥ -34,791

(Note 1) The above operating segment information is not audited by independent public accountants.
(Note 2) The profit and loss by segment are booked in accordance with the accounting principles generally accepted in Japan.
The differences in accounting principles generally accepted in Japan and those in the United States of America are included in *Corporate and elimination*.
For Japanese investors' convenience, the consolidated total volume of trading transactions and operating profit (loss) are shown according to Japanese accounting practice.
(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		December 31 2004	Established Bought	Liquidated Divestiture	March 31 2004	Variance
Subsidiaries	Domestic	130	11	-5	124	+6
	Overseas	234	18	-8	224	+10
	Total	364	29	-13	348	+16
Affiliated companies	Domestic	48	0	-4	52	-4
	Overseas	111	14	-5	102	+9
	Total	159	14	-9	154	+5
	Domestic	178	11	-9	176	+2
	Overseas	345	32	-13	326	+19
	Total	523	43	-22	502	+21

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Logistics Partners Inc.	Yen	200 mil	100.00%	Operation of logistics center, logistics and warehousing business.
Fuel Cell Japan, Co., Ltd.	Yen	100 mil	100.00%	Operation and maintenance of fused carbonate fuel cell.
Japan China Fiber Resource Holding Co., Ltd.	Yen	100 mil	67.50%	Investment in a Chinese waste paper processing company.
Sithe Energies Australia Pty. Ltd.	AU$	26.087 mil	100.00%	Holding company of overseas IPP.
Tratamiento de Agua de Culiacan S.A. de C.V.	NP	109.376 mil	49.72%	Construction, operation, and management of sewage treatment facility and sewer pipes
Marubeni North Sea Limited	US$	0 mil	100.00%	Investment in a holding company of interest of North Sea oil and gas field.

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Computer Wave Inc.	Merged	60.51%	Wholesaler of computer softwares
Logitec Corp.	Sold	66.64%	Development, manufacturing and sales of PC related equipment
Akagi Suisan Co., Ltd.	Sold	27.23%	Processing and sales of marine products
MIECO TERMINAL AND MARKETING Inc	Sold	100.00%	Petroleum distributor
MT Interpet Amsterdam B.V.	Sold	50.00%	Holding Company of Italpet Preforme S.P.A.

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		December 31, 2004			December 31, 2003			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	134	266	400	126	258	384	8	8	16
	Surplus amount	20.5	47.3	67.8	14.6	35.4	50.0	5.9	11.8	17.8
Loss-making companies	No. of companies	44	79	123	51	80	131	-7	-1	-8
	Deficit amount	-16.9	-15.9	-32.8	-15.0	-15.0	-30.0	-1.9	-0.9	-2.8
Surplus company ratio		75.3%	77.1%	76.5%	71.2%	76.3%	74.6%	+4.1 points	+0.8 points	+1.9 points

(Note) Surplus/Deficit amount is based on equity method

Marubeni Wins Power and Water Project in Abu Dhabi World-Leading Scale with Total Investment of USD 3 Billion

Marubeni Corporation

January 5, 2005

Marubeni Corporation, in cooperation with JGC Corporation, BTU Power Company of the United States and Powertek Berhad of Malaysia, has successfully won the right to own, operate and expand the 20-year Taweelah B power and water project in the Emirate of Abu Dhabi in the United Arab Emirates ("UAE"). At the end of last year a basic agreement was reached with the Abu Dhabi Water and Electricity Authority ("ADWEA") and approved by the Executive Council of the government of the Emirate. The power and water purchase agreement ("PWPA") is expected to be officially signed in the middle of January 2005. With a total project cost of USD three billon, inclusive of the costs of purchasing the existing plant and constructing new units, it is one of the world's largest independent water and power projects ("IWPP") both in terms of production capacity and finance. After the signing of the PWPA, a new project company will be set up with the Marubeni-led consortium having a 40% stake and ADWEA retaining a 60% stake. The new project company will swiftly conclude negotiations for loan agreements to commence in April 2005. Completion of the newly-constructed units is anticipated in July 2008.

Some USD 2 billion of the total financing requirement will come from a limited recourse project finance loan provided by Japan Bank for International Cooperation ("JBIC") and an international syndicate of 15 commercial banks from eight countries. JBIC alone will be providing USD 1.2 billion in funding making this one of the largest project finance transactions that JBIC has ever undertaken.

The project involves the acquisition of a combined power and water generation plant with a current capacity of approximately 1,000 MW of electricity and 95 MIGD of water. The plant is situated in the district of Taweelah, approximately 80 kilometers northeast of Abu Dhabi. In addition to the acquisition of the existing plant, the project includes the construction of new units to increase production capacity by an additional 1,000 MW and 65 MIGD. The new construction will utilize thermal power equipment manufactured by Siemens AG of Germany and water production equipment manufactured by Fisia Italimpianti SpA of Italy. From 2008 the project will therefore have a total production capacity of 2,000 MW of electricity and 160 MIGD. All production capacity will be sold under the 20-year PWPA to the Abu Dhabi Water and Electricity Company ("ADWEC"). The new construction will utilize the latest combined thermal power technology to maximize efficiency and meet the severest emission regulations.

In participating in the tender, the Marubeni-JGC consortium bid a total of USD 1.69 billion for the purchase of the existing plant to become the first-ranked bidder. After a technical and commercial evaluation that followed the bidding, the consortium won the project against competition from several major European competitors. The high overall evaluation reflected not only the top price tendered for the acquisition but also Marubeni's global IPP experience and reputation, the procurement of new funds from JBIC, JGC's track record in plant construction management and the impressive experience of Siemens

and other companies involved in the construction of the new facilities. For this project Marubeni teamed up with JGC Corporation, with which it has close ties in plant construction. The project is the first large-scale independent power and water production project in which JGC is investing direct equity.
The United Arab Emirates is one of the most resource-rich countries in the world. It boasts the world's third-largest deposits of crude oil and the world's fifth-largest deposits of natural gas, much of which is exported to Japan. It maintains a high investment rating of A2 assigned by Moody's. Since the 1990s, the UAE has been actively promoting private capital projects. Its foreign-backed power and water projects are regarded as ground-breaking transactions in the Middle East. A large number of similar projects are expected to be launched in the region and Marubeni will continue to vigorously endeavor to win such projects.

By adding prime power generation assets in the Middle East, Marubeni will further enhance its power production portfolio, currently centered in Asia.

Profile of Powertek Berhad
Based in Malaysia
Established in December 1990
Engaged in the power generation business (currently Malaysia's second largest independent power generation operator)

Profile of BTU Power Company
Based in Boston
Established in 1999
Engaged in investment in power projects in the Middle East and North Africa



Order Received from Indonesia's Directorate General of Sea Communication, Ministry of Communications, for Repair Work on the Port of Dumai

Marubeni Corporation

December 6, 2004

Nissan Rinkai Corporation and Marubeni have won an order worth about JPY2.8billion for third-stage repair work on the Port of Dumai, to be carried out for Indonesia's Directorate General of Sea Communication, Ministry of Communications (DGSC). A contract was signed on November 26. This project is to be financed entirely by loans, and is scheduled to be completed at the end of December 2006.

Under this contract, the main operations such as the supervision of construction work will be carried out by Nissan Rinkai Construction, while Marubeni, as a member of a consortium of contract parties, will be in charge of the delivery of materials and offer support in commercial activities. Nissan Rinkai Construction's past achievements include participation in a consortium, as a partner of Marubeni, that conducted repair work projects for both Kupang Port and Bitung Port, and, backed by Nissan Rinkai Construction's high level of technical expertise, Marubeni earned the customer's esteem to win the latest order.

The Port of Dumai is located 180 kilometers north of Pakanbaru, the capital of Sumatra's Riau Province. A very large volume of the cargo for this province is handled here, making it one of the most important harbors in Indonesia. Because of an increase in the shipments of palm oil produced in Riau and North Sumatra, the volume of cargo handled at this port has increased drastically, at annual rates well into double figures. Since the port's facilities are insufficient for dealing with this rise in demand, port operations have become inefficient.

Under this contract, land reclamation work, including the widening of the wharf for general cargo (from 400 to 600 meters) and the adding of a berth for palm oil, will be carried out on the open storage zone. This will make it possible to deal with the increase in demand, thereby raising the efficiency of harbor operations and revitalizing the distribution of goods and the regional economy.

DGSC also has plans to conduct repair work on the Port of Tanjung Priok, the largest port in Indonesia; and Marubeni plans to continue working to win orders from DGSC.

Series of Large Orders Won in Railroad Projects for Iran

Marubeni Corporation

November 04, 2004

Marubeni has formed a consortium with South Korea's largest rolling stock manufacturer, Rotem Company (Hyundai Motor Group), to win an order worth about 110 million euro (about 15 billion yen) for 120 Diesel Multiple Unit (DMU) cars from Irankhdro Rail Industries Company (IRICO), and signed the contract on November 1. The project will be funded using export credit from the Export-Import Bank of Korea. The production is scheduled to start in 2006, and delivery will be made from the beginning of 2007 through to 2008.

Under this contract, the design and production of the rolling stock and the transfer of technology to IRICO will be carried out by Rotem Company, while, as consortium partner, Marubeni will take charge of the commercial task & functions , including accounting & legal support, local procurement back-up and finance & payment facilitation.

Marubeni has 40 years experience in Iran, particularly with the Islamic Republic of Iran Railway , in areas such as the supply of signal systems and the delivery of diesel locomotives, and is held in high esteem by the Iranian counterparts. Rotem Company supplies rolling stock tailored to various customers' needs including DMUs and EMUs in Southeast Asia, Turkey, Syria and other countries, and the high performance level of its rolling stock is highly rated by the customers. It is the multiplier effect of the two companies that led to this order.

The DMUs to be delivered under this contract are intended for the use by the Tehran Suburban Railway by Raja Passenger Company (Passenger Trains Company that is a wholly owned subsidiary of the Islamic Republic of Iran Railway) and comprise 24 complete cars, 24 cars for on-site assembly and 72 cars for on-site production. The transfer of technology to IRICO is also included in the scope of work.

IRICO is a company set up by Iran's largest car maker, Irankhodro, to enter into railcar production business, which is currently burgeoning in Iran against a backdrop of fast population increase in urban areas, and this contract marks IRICO's first project.

In March this year we also formed a consortium with Czech company, Skoda Dopravni Technika s.r.o., and we won an order from Rail Transportation Industries Development Company (affiliated with Industrial Development and Renovation Organization of Iran) for the delivery of 100low-floor trams (total contract amount about 120 million euro (about 16.4 billion yen); 20 complete cars and 80 cars for on-site assembly), and, with this latest order from IRICO, we have won a succession of large orders in the Iranian market.

As the future demand for rail vehicles for suburban rapid passenger transportation and urban rail transit looks firm and steady in Iran, Marubeni plans to expand its business for urban and suburban passenger rail vehicles by lining-up various type of rail vehicles on offer

and co-operating Iranian customers and partners in the field of technology transfer and local production.

Order Received from TRA for 48 Cars for Tilting Express EMUs

Marubeni Corporation

October 25, 2004

Marubeni has won an order worth about JPY 9 billion for 48 cars (eight cars per train) for the tilting express Electric Multiple Units (EMUs) that Taiwan Railway Administration (TRA) plans to introduce to its East Line (196km from Taipei to Hua Lian), and signed the contract on October 14. This project will be financed entirely by the customer, and delivery will be made in two stages, with 24 cars delivered in December 2006 and 24 in October 2007.

Under this contract, the design and production of the rolling stock will be carried out by Hitachi, Ltd., while, as main party to the contract, Marubeni will take charge of the commercial side of things, i.e. liaison and the collection of funds. Besides having experience of introducing diesel engines and express Diesel Multiple Units (DMUs) for TRA, Hitachi has also supplied Japan's largest tilting express EMUs, and, backed by Hitachi's high level of technical expertise, Marubeni earned the customer's esteem to win the latest order.

The TRA East Line runs on the eastern side of Taiwan from Taipei into the curvy coastal region of northern Taiwan. It links Taiwan's most famous tourist spot Hualien and, because every year many tourists use the line, the TRA is putting effort into improving its service.
In this context, the ordered rolling stock has a computer-controlled automatic tilting device, and because, at curves, it automatically tilts the body according to the degree of the curve, it allows a significant increase in speed, while at the same time maintaining travelling comfort. As a result of the introduction of this rolling stock, journey time from Taipei to Hualien is expected to be 30 minutes shorter than with existing rolling stock at two hours.

The TRA intends to purchase an additional 48 cars and to improve its service timetable from Taipei to Hualien across-the-board, and Marubeni plans to continue working to win orders for TRA.

82-878

Marubeni Participates in South Korea's First Commercial Wind Power Generation Project

Marubeni Corporation

September 24, 2004

Marubeni is now participating, alongside Korean firm Unison, in Korea's first commercial wind power generation project. The total cost of the project is about \6.5 billion, the site planned for construction is Gyeongsangbuk-do in southeastern South Korea, and total output is 40MW. Marubeni has already signed a shareholders agreement and non-recourse financing agreement, and plans to begin commercial operation in May next year. Marubeni will harness its experience in wind power generation projects to take on an advisory role in the project.

Since South Korea has previously lacked the systems to support renewable energies like wind power generation, it has never had any actual commercial wind power generation projects. However, in the second half of last year the South Korean Government indicated a policy of actively supporting such renewable energies as an anti-global warming measure, a support program was put in place and an environment enabling commercialization was established. This project is the first project where, under Korea's support program, the Korean Government will buy all electricity generated at a special price. Also, since Korea is a Clean Development Mechanism (CDM) country under the Kyoto Protocol, certified emission reductions (CER) trading as a result of future wind power generation projects is also expected.

Marubeni ranks overseas power generation IPP projects as a strategic area, and is actively involved in the development of high-quality power generation assets, notably in Asia and the Pacific. Also in South Korea, as a result of its takeover of Hong Kong-based Sithe Asia Holdings Ltd. and Korean affiliate Sithe Development Company Limited last year, Marubeni is establishing a presence as one of the few IPP players in South Korea. Furthermore, because there has been little actual wind power generation in South Korea, there is still much room for development, and Unison is in the process of developing a large number of promising future transactions. Marubeni judged that, besides promising stable revenue in the long-term, it was also an opportunity to expand CO2 CER business, and is considering also taking part in promising transactions now being developed by Unison.

Marubeni also plans to continue actively promoting low-CO2-emission power generation projects including gas, wind power, geothermal power and hydraulic power in countries besides Korea like Japan, Taiwan, Thailand, the Philippines, Indonesia and Australia.

Profile of venture company

Company : Younduk Wind Power Co., Ltd.
Capital : 15,700 million won (% of capital provided by Marubeni: 34%)
Output : About 40,000 kW (1,650kW x 24 turbines)
Sales Target : Korean power market (Price settlement under Government special price purchase program)

Sales Period : 15 years

Korean company: UNISON Co., Ltd.
Location : Cheonan City, Chungnam-Do, Korea
Representative: Chairman Lee Jeung-Soo
Date of Incorporation : September 1984 (Listed on South Korean OTC market KOSDAQ November 1993)
Capital : 9 billion won
Main Business : Manufacturer of bridge construction and road-related equipment, developing South Korea's first system of domestically produced wind power

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